UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D
[Rule 13d-101]

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO SECTION 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO SECTION 240.13D-2(a)

GAIN Capital Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36268W100

(CUSIP Number)

Master Global Assets Limited
c/o: Walkers Corporate Services (BVI) Limited
Walkers Chambers
171 Main Street
Round Town Tortola VG91110
British Virgin Islands

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☒

Schedule 13D Page 2 of 9
CUSIP No.: 36268W100

1.	Name of reporting person:

Master Global Assets Limited

2.	Check the appropriate box if a member of group
(a)	☐
(b)	☒

3.	SEC use only

4.	Source of Funds

WC

5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:

British Virgin Islands

   Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0

8.	Shared voting power: 2,810,000

9.	Sole dispositive power: 0

10.	Shared dispositive power: 2,810,000

11.	Aggregate amount beneficially owned by each reporting person:

2,810,000

12.	Check if the aggregate amount in row (11) excludes certain shares ☐

13.	Percent of class represented by amount in row (11):

8%

14.	Type of reporting person: OO

Schedule 13D Page 3 of 9
CUSIP No.: 36268W100

1.	Name of reporting person:

Michel Daher

2.	Check the appropriate box if a member of group

(a)	☐
(b)	☒

3.	SEC use only

4.	Source of Funds

PF

5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:

Lebanon

           Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0

8.	Shared voting power: 2,810,000 (1)

9.	Sole dispositive power: 0

10.	Shared dispositive power: 2,810,000 (1)

11.	Aggregate amount beneficially owned by each reporting person:

2,810,000

12.	Check if the aggregate amount in row (11) excludes certain shares o

13.	Percent of class represented by amount in row (11):

8%

14.	Type of reporting person: IN

______________________________

(1)
Michel Daher, as Chairman and co-owner of Master Global Assets Limited, may be deemed to beneficially own and hold shared voting and dispositive power with respect to the shares of Issuer’s Common Stock owned by MGAL.

Schedule 13D Page 4 of 9
CUSIP No.: 36268W100

1.	Name of reporting person:

Abdallah Daher

2.	Check the appropriate box if a member of group

(a)	☐
(b)	☒

3.	SEC use only

4.	Source of Funds

PF

5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization:

Lebanon

          Number of shares beneficially owned by each reporting person with:

7.	Sole voting power: 0

8.	Shared voting power: 2,810,000 (2)

9.	Sole dispositive power: 0

10.	Shared dispositive power: 2,810,000 (2)

11.	Aggregate amount beneficially owned by each reporting person:

2,810,000

12.	Check if the aggregate amount in row (11) excludes certain shares ☐

13.	Percent of class represented by amount in row (11):

8%

14.	Type of reporting person: IN

____________________________

(2)
Abdallah Daher, as a Director and co-owner of Master Global Assets Limited, may be deemed to beneficially own and hold shared voting and dispositive power with respect to the shares of Issuer’s Common Stock owned by MGAL.

Schedule 13D Page 5 of 9
CUSIP No.: 36268W100

This Schedule 13D supersedes the Schedule 13G filed on November 19, 2012 by Master Global Assets Limited (“MGAL”), Michel Daher and Abdallah Daher (MGAL, Michel Daher and Abdallah Daher are sometimes referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”) relating to shares of Common Stock of GAIN Capital Holdings, Inc.  The information set forth in response to each separate Item shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of Common Stock of GAIN Capital Holdings, Inc. (the “Issuer”).  The principal execute office of the Issuer is located at 135 US Highway 202/206, Suite 11, Bedminster, New Jersey 07921.

Item 2.	Identity and Background.

(a)           This Schedule 13D is filed by MGAL, Michel Daher and Abdallah Daher.

(b)
The business address for MGAL is c/o: Walkers Corporate Services (BVI) Limited,      Walkers Chambers, 171 Main Street, Round Town Tortola VG91110, British Virgin Islands.  The business address for Michel Daher and Abdallah Daher is P.O. Box 241,     Ferzol Main Road, Bekaa Valley, Lebanon.

(c)
MGAL is a private investment vehicle.  Michel Daher’s principal occupation is managing personal investments and assets.  Abdallah Daher’s principal occupation is managing personal investments and assets.  The business addresses for each of MGAL, Michel Daher and Abdallah Daher are set forth above in response to Item 2(b).

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	MGAL is a British Virgin Islands limited company. Michel Daher and Abdallah Daher are citizens of Lebanon.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price for all shares of the Issuer’s Common Stock reported on this Schedule 13D (the “Subject Shares”) was approximately $15,271,039.73, which was provided from MGAL’s working capital.

Schedule 13D Page 6 of 9
CUSIP No.: 36268W100

Item 4.	Purpose of Transaction.

The Reporting Persons acquired beneficial ownership of the Subject Shares for investment purposes as part of MGAL’s investment activities.  The Reporting Persons acquired the Subject Shares because they believe their trading prices do not adequately reflect the value of the Company’s underlying business and assets.

The Reporting Persons intend to review and evaluate their investment in the Subject Shares on an ongoing basis and may, depending upon their evaluation of the business and prospects of the Company, market conditions, and such other considerations as they may deem relevant, increase, decrease, dispose of or hedge their holdings of the Issuer’s Common Stock (through open market or private transactions).  Prior to the date of this Schedule 13D, the Reporting Persons had a meeting with management of the Issuer regarding the Issuer’s operations, strategic direction, valuation in the public market and prospects to increase shareholder value.  As a part of the Reporting Persons’ ongoing review and evaluation of their beneficial ownership of the Issuer’s Common Stock, the Reporting Persons may seek and have additional discussions with the Issuer’s management and other stockholders regarding the Issuer’s operations, strategic direction, valuation in the public market, and prospects to increase shareholder value.

Except as described above, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  Depending on various factors and as part of their ongoing review and evaluation of their beneficial ownership of the Issuer’s Common Stock, the Reporting Persons may in the future develop such plans or proposals or any other plans or proposals relating to the Issuer and take action with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)
See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons.  Collectively, the Reporting Persons beneficially own 2,810,000 shares, or 8%, of the Issuer’s Common Stock.

(b)
MGAL, Michel Daher, as Chairman and co-owner of MGAL, and Abdallah Daher, as a Director and co-owner of MGAL, each has the shared power to vote or to direct the voting of and to dispose or direct the disposition of 2,810,000 shares of the Issuer’s Common Stock.

(c)	Set forth below is a summary of all transactions by the Reporting Persons in the Subject Securities during the past sixty days:

Date	Transaction	Shares	Price Per Share
11/20/12	Purchase	30,566	$3.92
11/21/12	Purchase	67,076	$3.96
11/27/12	Purchase	13,961	$4.41
12/14/12	Purchase	15,100	$4.14
12/14/12	Purchase	93,800	$4.13
12/18/12	Purchase	130,477	$4.05
12/20/12	Purchase	9,293	$4.14
12/21/12	Purchase	169,937	$4.13
12/27/12	Purchase	141,493	$3.95
12/28/12	Sale	5,243	$3.92
12/28/12	Purchase	28,425	$3.99
12/31/12	Purchase	34,900	$3.99
1/3/13	Purchase	9,900	$4.25
1/3/13	Purchase	29,800	$4.23
1/4/13	Purchase	103,799	$4.24
1/7/13	Purchase	8,772	$4.09
1/11/13	Purchase	20,101	$4.14
1/14/13	Purchase	9,000	$4.15
1/15/13	Purchase	2,171	$4.08
1/16/13	Purchase	8,275	$4.21

Schedule 13D Page 7 of 9
CUSIP No.: 36268W100

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Understanding, Arrangements and Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement between Master Global Assets Limited, Michel Daher and Abdallah Daher.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 18, 2013

MASTER GLOBAL ASSETS LIMITED

By:	/s/ Michel Daher
Name:	Michel Daher
Title:	Chairman

/s/ Michel Daher
Michel Daher

/s/Abdallah Daher
Abdallah Daher

Exhibit 1

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under Section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of GAIN Capital Holdings, Inc.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to any statement on Schedule 13G or Schedule 13D, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  January 18, 2013

MASTER GLOBAL ASSETS LIMITED

By:	/s/ Michel Daher
Michel Daher, Chairman

/s/ Michel Daher
Michel Daher

/s/ Abdallah Daher
Abdallah Daher